Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 10, 2004

GOLDEN STAR COMMENCES OFFER
TO SHAREHOLDERS TO ACQUIRE IAMGOLD

Denver, June 10, 2004 — Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) today filed its formal offer for all of the common shares of IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG) with securities regulators in Canada and the United States and is mailing its offering circular and related documents to IAMGold shareholders.

Under the terms of the share exchange offer, which remains open until 9:00 pm on July 16, 2004, IAMGold shareholders will be entitled to receive 1.15 common shares of Golden Star for each IAMGold common share they hold. The offer provides IAMGold shareholders with a 13% premium over the closing price of IAMGold common shares on the Toronto Stock Exchange on May 27, 2004, when Golden Star announced its proposed business combination with IAMGold.

“We are offering IAMGold shareholders immediate excellent value for their investment and the opportunity to participate in the potential of a dynamic pure-gold company,” said Peter Bradford, President and Chief Executive Officer of Golden Star. “The combination of our two companies is accretive to shareholders of both IAMGold and Golden Star and will create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties focused in West Africa — one of the world’s most promising areas for future gold discoveries and the development of large, low-cost mining operations.”

Mr. Bradford added: “We believe that our offer is clearly superior, both financially and strategically, to the proposed arrangement between IAMGold and Wheaton River Minerals Limited that shareholders are being asked to consider at the IAMGold shareholders meeting scheduled for June 29, 2004.”

On June 8, 2004, the Ontario Superior Court of Justice ordered the IAMGold annual and special meeting, scheduled for that day, to be postponed to allow shareholders the opportunity to receive and consider the Golden Star offer.

Golden Star believes that, on successful completion of its offer, the combined business of Golden Star and IAMGold would be a new, essentially unhedged intermediate gold producer focused on West Africa and providing shareholders with:

•	Increased gold production: approximately 800,000 ounces in 2005, generating more than US$100 million in net free cash flow from 2006 (after capital and exploration expenditures) and with further growth potential based on having the largest reserve and resource base among intermediate gold producers;

•	A commanding land position: Golden Star has an extensive land position on mineralized areas of the prolific Ashanti Gold Belt in Ghana and has the proven exploration expertise to maximize these holdings;

•	Financial strength: a strong balance sheet with approximately US$200 million in cash and cash equivalents, before any break fees;

•	Management strength: the Golden Star management team will bring to the combined company many years of operating and project development experience in Ghana and other parts of Africa;

•	Substantial cost savings: potential synergies resulting in annual cost savings estimated at approximately US$8 million;

•	The benefits of a strong regional focus: the combined company would emerge as the predominant intermediate gold mining company active in West Africa based on our extensive operating, project development and exploration experience, as well as our geological knowledge base and financial strength;

•	Increased competitiveness: using its financial, management and technical strength, as well as its greater presence in West Africa, the combined company would be able to compete more effectively for world-class gold projects in the region. It would have more opportunities to increase its portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. We believe we would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities;

•	Increased market profile: with a market capitalization of approximately US$1.4 billion, based on current share prices, the shares of the combined company would be eligible investments for more institutional investors in the United States, Canada and Europe. This should create an excellent balance of capital markets participation between the TSX and AMEX, with anticipated daily trading volumes of approximately US$25 to $30 million per day, based on the three months to March 31, 2004.

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The offer is conditional on: not less than 66 2/3% of the IAMGold common shares (on a fully diluted basis) being validly deposited under the offer and not withdrawn; the previously announced transaction between IAMGold and Wheaton River not proceeding; Golden Star being provided access to non-public information about IAMGold, and receipt of all applicable regulatory approvals. If these conditions are met or waived and Golden Star acquires the IAMGold common shares pursuant to the offer, Golden Star intends to acquire the remaining common shares in accordance with applicable laws.

BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer and Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor.

For further information about the offer, IAMGold shareholders can contact Innisfree M&A Incorporated at 1-877-825-8772 (English speakers) or 1-877-825-8777 (French speakers).

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines, which are expected to produce over 350,000 ounces in 2005, are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We

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expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star has filed with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and is mailing an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Company Contacts

Peter Bradford, President and Chief Executive Officer

+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer

+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development

+1 303 894 4622

Media Contact

John Lute, Lute & Company

+1 416 929 5883, jlute@luteco.com

Investor Information

Darin Smith, BMO Nesbitt Burns Inc.

1-866-758-9860

Alan Miller, Innisfree M&A Incorporated

+1-212-750-5833

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